Sub-Item 77M


During the period ended December 31, 2008, Ocean State
Tax-Free Trust (z'Ocean State''), a series of VLC Trust, was reorganized into Narragansett Insured Tax-Free Income
Fund ("Narragansett Fund"), as described below.

At a Special Meeting of the Narragansett Fund Board of
Trustees, held on June 10, 2008, the Board unanimously approved Ocean State entering into an Agreement and Plan of Reorganization providing for the transfer of all of Ocean State assets in a tax-free organization to the Narragansett Fund, in exchange for shares of the Narragansett Fund.

At a Special Meeting of Shareholders on September 29,
2008, shareholders of Ocean State voted to approve the Agreement and Plan of Reorganization. The vote of the Narragansett Fund shareholders was not solicited since their approval or consent was not necessary for the exchange.

On October 17, 2008, the Reorganization was consummated and shares of the Narragansett Fund were received by Ocean State shareholders in liquidation of Ocean State. On October 22, 2008, a form N-8F was filed with the SEC to de-register Ocean State.